FEG ABSOLUTE ACCESS FUND I LLC

FORM OF
DISTRIBUTION AND SERVICE PLAN
 for Class III Units

WHEREAS, FEG Absolute Access Fund I LLC (the "Fund") is engaged in business as a closed-end investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act");

WHEREAS, the Fund has issued three separate classes of units of limited liability company interests (the "Units") in the Fund known as the Class I, Class II and Class III;

WHEREAS, the board of directors of the Fund (the "Directors") have determined that there is a reasonable likelihood that the following Distribution and Service Plan will benefit the Fund and the holders of Units of Class III (the "Class III Units"); and

NOW, THEREFORE, the Directors hereby adopt this Distribution and Service Plan in compliance with Rule 12b-1 under the 1940 Act.

SECTION 1.     The Fund has adopted this Distribution and Service Plan (the "Plan") to enable Class III Units to directly or indirectly bear expenses relating to the distribution of Class III Units.

SECTION 2.     The Fund will pay the distributor of the Fund and/or any Recipient (as defined below) a distribution fee of up to 1.00% on an annualized basis of the Fund's net asset value attributable to Class III Units in connection with the promotion and distribution of Class III Units and the provision of personal services to members, including, but not limited to, advertising, compensation to placement agents, dealers and selling personnel, the printing and mailing of offering memoranda to other than current members, and the printing and mailing of sales literature. The Fund or the [distributor] may pay all or a portion of these fees to any registered securities dealer, financial institution or any other person (each, a "Recipient") who renders assistance in distributing or promoting the sale of Class III Units, or who provides certain shareholder services, pursuant to a written agreement.  The actual fee to be paid by the Fund to broker/dealers and financial institutions and intermediaries will be negotiated based on the extent and quality of services provided.

SECTION 3.     This Plan shall not take effect until it has been approved (a) by a vote of at least a majority of the outstanding Class III Units of the Fund; and (b) together with any related agreements, by votes of the majority of both (i) the Directors and (ii) the Independent Directors (as defined herein), cast in person at a meeting of the Directors called for the purpose of voting on this Plan or such agreement.

SECTION 4.     This Plan shall continue in effect for a period of more than one year after it takes effect only for so long as such continuance is specifically approved at least annually in the manner provided in Part (b) of Section 3 herein for the approval of this Plan.

SECTION 5.     Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement shall provide to the Directors, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

SECTION 6.     This Plan may be terminated at any time by the vote of a majority of the Independent Directors or by vote of a majority of the outstanding Class III Units of the Fund.

SECTION 7.     All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Independent Directors or by vote of a majority of the outstanding Class III Units of the Fund, on not more than 60 days written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

SECTION 8.     This Plan may be amended in the manner provided in Part (b) of Section 3 herein for the approval of this Plan; provided, however, that the Plan may not be amended to increase materially the amount of distribution expenses permitted pursuant to Section 2 hereof without the approval of a majority of the outstanding Class III Units of the Fund.

SECTION 9.     While this Plan is in effect, the selection and nomination of those Directors who are not interested persons of the Fund shall be committed to the discretion of the Directors then in office who are not interested persons of the Fund.

SECTION 10.    As used in this Plan, (a) the term "Independent Directors" shall mean those Directors who are not interested persons, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms "assignment" and "interested person" shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

SECTION 11.    This Plan shall not obligate the Fund or any other party to enter into an agreement with any particular person.

Adopted:   [______________], 2014